

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

Via E-Mail
Mr. Auke G. Cnossen
Chief Financial Officer
Le Gaga Holdings Ltd
The Metropolis Tower
Unit 1105
Kowloon, Hong Kong

  Re: Le Gaga Holdings Limited
     Form 20-F for the year ended March 31, 2012
     Filed July 20, 2012
     Form 20-F for the transitional period ended June 30, 2012
     Filed November 23, 2012
     File No. 001-34923

Dear Mr. Gnossen:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Linda Cvrkel

        Linda Cvrkel
        Branch Chief